06006759

AB 3/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. DC 205 SECTION

SEC FILE NUMBER
8- 49445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street
(No. and Street)

Kensington (City) Connecticut (State) 06037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Occhipinti (860)828-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

...o R. Spollman
Notary Public - ...
...ssion Expires
...10, 2010

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE PARTNERS CAPITAL, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2005 and 2004

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent auditor's report	1
Statements of financial condition	2
Statements of earnings	3
Statements of changes in members' equity	4
Statements of cash flows	5
Notes to financial statements	6-9
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:	
Computation of net capital	11
Computation of aggregate indebtedness	11
Computation of basic net capital requirement	11
Reconciliation of net capital	11
Exemptive provision under Rule 15c3-3	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	13-14

PMN

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying statements of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2005 and 2004, and the related statements of earnings, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

January 30, 2006

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2005	2004
ASSETS		
Cash and cash equivalents	$ 32,428	$ 14,933
Loans receivable - related parties and members	469,026	248,026
Due from related party	447	4,060
Due from non-customers	53,329	29,463
Securities owned:		
Restricted stock and warrants (cost $79,568)	54,894	79,568
Other, at market value (cost $9,594)	7,247	21,084
Office equipment, net of accumulated depreciation of $40,707 and $32,608 in 2005 and 2004 respectively	16,881	13,983
	$ 634,252	$ 411,117
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 30,501	$ 23,110
Unearned revenue	-	15,000
	30,501	38,110
Members' Equity	603,751	373,007
	$ 634,252	$ 411,117

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF EARNINGS

	Year Ended December 31	
	2005	2004
REVENUE:		
Consulting fees	$ 615,595	$ 215,649
Placement fees	225,000	-
Unrealized gains (losses) on securities owned	(38,511)	21,084
Other income	4,700	100
	806,784	236,833
EXPENSES:		
Professional fees	242,284	81,573
Bad debt expense	265,114	-
Commissions	1,654	-
Depreciation	8,099	7,755
Other operating expenses	38,889	52,312
	556,040	141,640
NET INCOME	$ 250,744	$ 95,193

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

MEMBERS' EQUITY, December 31, 2003	$ 265,814
Capital contributions	12,000
Net income	95,193
MEMBERS' EQUITY, December 31, 2004	373,007
Distributions to members	(45,000)
Capital contributions	25,000
Net income	250,744
MEMBERS' EQUITY, December 31, 2005	$ 603,751

See notes to financial statements.

PMN

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 250,744	$ 95,193
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,099	7,755
Unrealized (gain) loss on securities owned	38,511	(21,084)
Decrease in due from related party	3,613	188
Increase in due from non-customers	(23,866)	(29,463)
Increase in accounts payable and accrued expenses	7,391	15,252
Increase (decrease) in unearned revenue	(15,000)	15,000
Total adjustments	18,748	(12,352)
Net cash provided by operating activities	269,492	82,841
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(10,997)	(13,413)
Advances to related parties and members - net	(221,000)	(86,000)
Capital gain distribution	-	2,906
Net cash used by investing activities	(231,997)	(96,507)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions	(45,000)	-
Capital contributions	25,000	12,000
Net cash provided (used) by financing activities	(20,000)	12,000
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	17,495	(1,666)
CASH AND CASH EQUIVALENTS, beginning of year	14,933	16,599
CASH AND CASH EQUIVALENTS, end of year	$ 32,428	$ 14,933

See notes to financial statements.

A. Organization and Nature of Business:

Venture Partners Capital, L.L.C.(the Company) was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned. Realized gains/losses on sale of securities are recorded on a trade-date basis. Unrealized gains/losses on securities are reflected in income.

Securities owned:

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the-counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

B. Summary of Significant Accounting Policies - (continued):

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office equipment:

The Company records office equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Placement Fees:

The Company receives cash, restricted stock and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenue, using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

One major client accounted for 100% of total placement fee revenue earned during 2005.

D. Related Party Transactions:

Loans receivable-related parties and members, at December 31, 2005 and 2004, consist of the following:

	2005	2004
Demand loan receivable from a related party (Monadnock Funding, LLC) which bears interest at 2%.	$ 200,000	$ 120,000
Demand loan receivable from a related party (Woodlaken, LLC) which bears interest at 2%.	67,000	67,000
Demand loans receivable from two related parties which bear interest at 2%.	14,000	14,000
Demand loans receivable from two members which bear interest at 2%.	188,026	47,026
	$ 469,026	$ 248,026

D. Related Party Transactions - (continued):

Consulting fees of $223,500 and $215,649 in the years ended December 31, 2005 and 2004, respectively, were received from a related party (First Dunbar Securities Corporation), and expenses include management fees and other consulting expenses of $68,000 and $30,000 in the years ended December 31, 2005 and 2004, respectively, paid to related parties (Bril Corporation and First Dunbar Securities Corporation). Due from related party at December 31, 2005 and 2004, respectively, represents amounts due from First Dunbar Securities Corporation and Solomon Technologies. The Company and the related parties have overlapping ownership.

E. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2005, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $8,088 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying financial statements of Venture Partners Capital, L.L.C. as of and for the year ended December 31, 2005, and have issued our report thereon dated January 30, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 and 12 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

January 30, 2006

PMN

VENTURE PARTNERS CAPITAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

NET CAPITAL:	
Total Members' equity qualified for net capital	$ 603,751
Deductions:	
Non-allowable assets:	
Loans receivable - related parties and members	(469,026)
Securities owned - restricted stock and warrants	(54,894)
Due from related party	(447)
Due from non-customers	(53,329)
Office equipment - net	(16,881)
	(594,577)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	9,174
Haircuts on security positions:	
Other securities	1,086
NET CAPITAL	$ 8,088
AGGREGATE INDEBTEDNESS:	
Item included in statement of financial condition:	
Accounts payable and accrued expenses	30,501
TOTAL AGGREGATE INDEBTEDNESS	$ 30,501
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,034
Excess net capital	$ 3,088
Excess net capital at 1,000%	$ 5,038
Ratio: Aggregate indebtedness to net capital	3.77 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 8,895
Effect of audit adjustments on:	
Non-allowable assets	(25,326)
Net income	24,519
Net capital, as above	$ 8,088

VENTURE PARTNERS CAPITAL, L.L.C.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

Special Account for the exclusive benefit of customers maintained.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

In planning and performing our audit of the financial statements of Venture Partners Capital, L.L.C (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

January 30, 2006